February 2, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Benjamin Holt

Re:	Hennessy Capital Investment Corp. VIII
Registration Statement on Form S-1, as amended (File No. 333–291924)

Mr. Holt:

Hennessy Capital Investment Corp. VIII (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 p.m., Washington D.C. time, on February 4, 2026, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

We would appreciate it if, as soon as the above-captioned Registration Statement is declared effective, you would so inform Michael P. Heinz of Sidley Austin LLP at (212) 839-5444.

Very Truly Yours,

Hennessy Capital Investment Corp. VIII

By:	/s/ Nicholas Geeza
Nicholas Geeza
Chief Financial Officer

cc:	Daniel J. Hennessy, Hennessy Capital Investment Corp. VIII

Jeffrey N. Smith, Sidley Austin LLP

Christian O. Nagler, Kirkland & Ellis LLP

Simon Raftopoulos, Appleby (Cayman) Ltd.

Alexandra Low, Appleby (Cayman) Ltd.